Exhibit 1.02

Conflict Minerals Report of Pacific Biosciences of California, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report (“CMR”) of Pacific Biosciences of California, Inc. (“PACB”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

I. Company Overview

PACB develops, manufactures and markets an integrated platform for high resolution genetic analysis. Combining advances in nanofabrication, biochemistry, molecular biology, surface chemistry and optics, PACB created a technology platform called single molecule, real-time, or SMRT, technology. PACB’s initial focus is to offer SMRT technology to the DNA sequencing market where PACB has developed a third generation sequencing platform, the PacBio RS and PacBio RS II sequencing systems. The PacBio RS and PacBio RS II are instruments that use PACB’s proprietary consumables, including PACB’s SMRT Cells and reagent kits that are used to prepare and sequence DNA samples.

PACB conducted an analysis of its products and found that the SEC defined “conflict minerals,” namely tin, tantalum, tungsten, and gold (“3TG”), can be found in its PacBio RS and PacBio RS II instruments. Therefore, the products that PACB manufactures are subject to the reporting obligations of Rule 13p-1. PACB’s remaining products, including SMRT Cells and reagent kits, do not contain 3TG.

II. Due Diligence

In accordance with the rules, PACB undertook due diligence to determine the conflict minerals status of the necessary conflict minerals used in its products. In conducting its due diligence, PACB implemented the  Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2011) (“OECD Framework”), an internationally recognized due diligence framework.  For the purpose of the required Reasonable Country of Origin Inquiry (“RCOI”), PACB continued to receive supply chain responses through April 30, 2014.

PACB’s due diligence measures were based on the conflict-free sourcing initiative (“CFSI”) of the Electronic Industry Citizenship Coalition (“EICC”) and Global e-Sustainability Initiative (“GeSI”). As a company in the DNA sequencing market, PACB is several levels removed from the actual mining of 3TG. PACB does not make purchases of raw ore or unrefined 3TG and makes no purchases of 3TG directly from the Democratic Republic of the Congo or an adjoining country (together, the “Covered Countries”).

PACB performed the following due diligence measures:

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Defined the scope of its conflict minerals due diligence by identifying and reaching out to current suppliers that provide components or engage in manufacturing activities that are likely to contain 3TG.

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Adopted the standard Conflict Minerals reporting templates established by the CFSI, and launched its conflict minerals due diligence communication survey to these suppliers, who were suppliers to PACB’s instrument manufacturing in 2013.

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Relied on these supplier’s responses to provide PACB with information about the source of conflict minerals contained in the components supplied to PACB. Its direct suppliers are similarly reliant upon information provided by their suppliers.

III. Conclusion

Despite having conducted a good faith reasonable country of origin inquiry, PACB has concluded that its supply chain remains “DRC conflict undeterminable.” PACB reached this conclusion because it has been unable to determine the origin of all 3TG used in certain integrated circuits and other components used in the manufacturing of its instruments.  The report presented herein is not audited as Rule 13p-1 provides that if a registrant’s products are “DRC conflict undeterminable” in 2013 or 2014, the CMR is not subject to an independent private sector audit.

IV. Future Due Diligence Measures

In the next compliance period, PACB intends to implement steps to improve the information gathered from its due diligence. The steps include:

-	Working with suppliers to increase the response rate of smelters’ surveys.

es it perform direct audits of these entities that provide its supply chain the 3TG. However, it does rely upon industry (for example, EICC and GeSI) efforts to influence smelters and refineries to be audited and certified through CFSI’s CFS program.

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Informing smelters identified as a result of the supply-chain survey and requesting their participation in a program such as CFSI’s Conflict-Free Smelter (CFS) program. The CFS program uses independent third-party audits to identify smelters and refiners that have systems in place to assure sourcing of only conflict-free materials.

PACB does not have a direct relationship with 3TG smelters and refiners, nor does it perform direct audits of these entities that provide its supply chain with 3TG. However, it does rely upon industry (for example, EICC and GeSI) efforts to influence smelters and refineries to be audited and certified through CFSI’s CFS program.

-	Encouraging additional smelters to obtain CFS status through PACB’s supply chain, where possible.